
SingTel


06015192


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
JUL 17 2006
213
SECTION

3 July 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for 30 June 2006.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant Company Secretary

Encs

dw 7/18

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	30-Jun-2006 17:18:59
Announcement No.	00053

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Capital Reduction
Description	Announcement on Special Arrangements for the Trading of Odd Lots and Tax Treatment for Australian Tax Residents in relation to the Capital Reduction
Attachments:	 342-sgx.pdf Total size = **144K** (2048K size limit recommended)


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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

CAPITAL REDUCTION

(1) SPECIAL ARRANGEMENTS FOR THE TRADING OF ODD LOTS

Terms defined in the Circular to Shareholders and CUFS Holders dated 28 June 2006, which contains details of the proposed capital reduction by Singapore Telecommunications Limited, shall have the same meanings when used in this announcement, unless otherwise defined. Attached is a list of frequently asked questions which is available on Singapore Telecommunications Limited's website, http://www.singtel.com.

Singapore Telecommunications Limited (the "Company") wishes to announce that it has made special arrangements with DBS Vickers Securities (Singapore) Pte Ltd and UOB KayHian Pte Ltd (together, the "Brokers") to facilitate the trading of odd lots of up to 999 shares in the Company ("Shares") in a single contract ("Odd Lots") on Singapore Exchange Securities Trading Limited (the "SGX-ST") arising from the cancellation of Shares pursuant to the Capital Reduction.

The Capital Reduction is subject to the approval of the Shareholders and the High Court of Singapore.

The Capital Reduction is proposed to be effected such that the resultant number of Shares which would have been held by or on behalf of each Relevant Shareholder following the proposed cancellation of Shares will be rounded up (where applicable) to the nearest multiple of 10 Shares. Consequently, the number of Shares that will be cancelled from a Relevant Shareholder may be reduced accordingly.

The rounding-up is intended to minimise (where possible) holdings of less than multiples of 10 Shares after the Capital Reduction and will only apply to the Relevant Shareholders, other than those who hold or own less than 20 Shares as at the Books Closure Date. Accordingly, the rounding-up does not apply to persons who do not hold direct securities accounts with CDP, such as holders of sub-accounts with Depository Agents, CPF members whose Shares are held on their behalf by CPF agent banks and persons whose Shares are held on their behalf by financial institutions under the Supplementary Retirement Scheme or by nominees. In addition, the rounding-up does not apply to Relevant Shareholders whose resultant shareholdings arising from the rounding-up would be greater than their shareholdings as at the Books Closure Date. No Shares will be cancelled pursuant to the Capital Reduction if the resultant shareholding of a Relevant Shareholder arising from the rounding-up is equal to his shareholding as at the Books Closure Date.

Shareholders who trade Odd Lots on the SGX-ST arising from the cancellation of their Shares pursuant to the Capital Reduction will be able to utilise these special arrangements with a view to either rounding up or down their shareholdings to multiples of board lots of 10, 100 or 1,000 Shares, respectively.

During the period starting on the date on which "ex" trading of Shares on the SGX-ST is expected to commence (tentatively, 30 August 2006) and ending on (and including) the date falling 4 weeks thereafter (tentatively, 30 September 2006), the Brokers have agreed to reduce their minimum brokerage fee for trades in such Odd Lots from S$40.00 to S$10.00 (excluding goods and services tax and SGX-ST clearing and access fees) for each contract.

Shareholders who intend to use either of the Brokers to facilitate the trading of Odd Lots should note that, if they do not have an existing account with the relevant Broker, they must apply to open such an account by visiting in person the relevant Broker's office, details of which are set out below. All account opening applications will be subject to the Brokers' standard approval criteria and procedures, and the Brokers have the discretion to reject any such application without providing reasons.

DBS Vickers Securities (Singapore) Pte Ltd
Address: 8 Cross Street,
#02-01 PWC Building,
Singapore 048424
Hotline: 6533 9688

UOB KayHian Pte Ltd
Address: 80 Raffles Place,
#30-01 UOB Plaza 1,
Singapore 048624
Hotline: 6536 9338

(2) TAX TREATMENT FOR AUSTRALIAN TAX RESIDENTS

The Company also wishes to announce that it has received confirmation from the Australian Taxation Office (the "ATO") that the proposed distribution to be made pursuant to the capital reduction announced on 4 May 2006 will not be treated as a dividend for Australian income tax purposes, as described in paragraph 4.3 of the Company's Circular to Shareholders and CUFS Holders dated 28 June 2006. Details of the confirmation can be found in the attached copy of the class ruling issued by the ATO.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated: 30 June 2006

Capital Reduction – Frequently Asked Questions

1. Why is SingTel carrying out a capital reduction?

The capital reduction exercise will help optimise SingTel's capital structure. It will enhance the Group's earnings per share and improve its return on equity. More importantly, with the capital reduction, there is no dilution for shareholders.

After the capital reduction, the Group's financial position is expected to remain strong with leverage at a comfortable level. Healthy cash flow generation is expected to support its operating needs and to fund new business opportunities.

2. How is the cash distribution price of S$2.74 per share determined?

The price of S$2.74 as cash distribution for each SingTel share cancelled is based on the average closing prices of SingTel shares traded on the SGX-ST from 24 April 2006 to 28 April 2006 (both dates inclusive) (28 April 2006 being the latest practicable date prior to the date of the announcement of the capital reduction).

3. How did SingTel decide on a ratio of one share to be cancelled for every 20 shares held?

SingTel assessed its funding requirements and decided to return approximately S$2.3 billion to shareholders. Based on a share price of S$2.74, this results in about 835 million SingTel shares to be cancelled, or five per cent of SingTel's current issued share capital of 16.7 billion shares. The ratio of one share for every 20 held is equivalent to about five per cent.

4. How do I calculate how many of my SingTel shares will be cancelled? How much cash will I receive in exchange?

Save as otherwise described below, one SingTel share will be cancelled for every 20 you hold as at a books closure date to be announced ("Books Closure Date").

The number of SingTel shares to be cancelled may be reduced by rounding-up (where applicable), to the nearest multiple of 10 shares, the number of SingTel shares held by you after the 20-for-one cancellation of SingTel shares.

However, no rounding-up will be applied if your resultant shareholding arising from the rounding-up is greater than your original shareholding in SingTel. In this case, the number of shares to be cancelled will be based solely on the 20-for-one cancellation ratio.

As no fraction of a SingTel share will be cancelled, you will be excluded from the capital reduction if you have fewer than 20 SingTel shares. If your resultant shareholding following the rounding-up as described above is equal to your original shareholding in SingTel, none of your SingTel shares will be cancelled.

The following is an example for a shareholder with 1,430 SingTel shares/CUFS:

	Number of shares
Before capital reduction	1,430
After capital reduction	
One share cancelled for every 20	(71)
Balance	1,359
Rounding up of shares to nearest multiple of 10	1,360
Final number of shares to be cancelled	70
Cash proceeds received by shareholder	S$191.80
Cash proceeds received by CUFS holder (based on an illustrative exchange rate of A$1 to S$1.1931, on 28 April 2006)	A$160.76

The table below shows the pre- and post-reduction number of SingTel shares for Group A and ST-2 shareholders who own the following number of SingTel shares:

Before capital reduction	1 for 20 cancelled	After capital reduction
650	(30)	620
780	(30)	750
910	(40)	870
1,430	(70)	1,360
1,560	(70)	1,490
1,690	(80)	1,610

For further assistance, please visit http://www.singtel.com/investor to use the on-line calculator.

5. Who is eligible for the capital reduction exercise?

The following groups of persons are eligible to participate in the capital reduction based on the SingTel shares or CUFS held as at the Books Closure Date ("Relevant Shareholders"):

- CPF members
  Holders of Group A shares and ST-2 shares which are shares offered at preferential fixed prices of S$1.90 and S$2.50 per share in October 1993 and August 1996 respectively. The Group A shares and ST-2 shares are held by CPF on behalf of CPF members.

- CUFS holders
  Holders of CUFS (or CHESS Units of Foreign Securities relating to shares in SingTel). The CUFS are held by CDN (or CHESS Depositary Nominees Pty Limited) on behalf of CUFS holders.

- <u>Shareholders</u>
  Persons who are registered in SingTel's register as holders of SingTel shares, except that where the registered holder is CDP, this means the depositors (other than CPF or CDN) who have shares credited to their securities accounts with CDP. This does not include persons who maintain securities sub-accounts with depositary agents.

Note:

a. Relevant Shareholders who hold or own fewer than 20 SingTel shares will not be entitled to have their shares cancelled pursuant to the capital reduction.

b. The rounding up described in question 4 above does not apply to persons such as securities sub-account holders, CPF members whose SingTel shares are held on their behalf by CPF agent banks and persons whose SingTel shares are held on their behalf by financial institutions under the Supplementary Retirement Scheme or by nominees. SingTel expects that the entitlements of such persons to any cash distribution will be allocated by the relevant main account holder on a pro rata basis, based on the number of SingTel shares owned by each such person. On or after the date on which the capital reduction takes effect, the relevant number of SingTel shares from the securities account of the main account holder will be reduced, and the main account holder will correspondingly reduce the number of shares held by such persons.

6. How will I, as a SingTel shareholder, benefit from the capital reduction?

SingTel shareholders will benefit from this capital reduction. The key benefits are as follows:

- SingTel's earnings per share is expected to improve as its number of issued shares will be lower after the reduction. Each shareholder's proportionate ownership and voting rights in the company's issued share capital also remain substantially unchanged.

- The proposed capital reduction would help SingTel to achieve the right level of capital structure, i.e. a right mix of debt and equity. An optimal capital structure will enable the company to generate the most efficient level of returns from its capital resources, thus benefiting shareholders.

7. When will I receive the final dividend and proceeds from the capital reduction?

The final dividend of 10 cents a share, if approved at the Annual General Meeting to be held on 28 July 2006, is expected to be paid to you, less tax at 20 per cent, in August 2006.

The proposed capital reduction requires, among other things, approval by SingTel shareholders at an Extraordinary General Meeting to be held on 28 July 2006 and thereafter by the High Court of Singapore. Assuming all approvals are received, it is currently expected that you will be paid the cash distribution in respect of the capital reduction in September 2006.

Shareholders who hold SingTel Group A and/or ST-2 shares will have the final dividend and proceeds from the capital reduction credited into their CPF Ordinary Accounts.

8. On what date will the capital reduction exercise be effective, i.e. when will my shareholding be reduced?

Books closure is expected to take place on, tentatively, 1 September 2006. Shareholders who are duly registered as at this date will have their shares cancelled (where applicable) and later receive the cash distribution of S$2.74 for each share cancelled.

Indicative timeline:

Last date and time for lodgement of proxy forms for the EGM	: 26 July 2006 at 4.00 pm
Date and time of the EGM	: 28 July 2006 at 4.00 pm
Expected date for Court approval of the Capital Reduction	: 24 August 2006
Expected last date and time of "cum" trading of the CUFS on the ASX	: 25 August 2006 at 4.00 pm (Sydney time)
Expected commencement of deferred settlement trading of the CUFS on the ASX	: 28 August 2006 at 10.00 am (Sydney time)
Expected last date and time of "cum" trading of the Shares on the SGX-ST	: 29 August 2006 at 5.00 pm (Singapore time)
Expected commencement of "ex" trading of the Shares on the SGX-ST	: 30 August 2006 at 9.00 am (Singapore time)
Expected Books Closure Date for the Capital Reduction	: 1 September 2006 at 5.00 pm (Singapore time)
Expected Payment Date for the Cash Distribution	: 22 September 2006

9. Do shareholders in Australia receive their proceeds in S$ or A$? If it is A$, what exchange rate will be used?

Holders of CUFS (or CHESS Units of Foreign Securities relating to shares in SingTel) will receive their cash distribution in the Australian Dollar equivalent of S$2.74 for each CUFS cancelled. The exchange rate to be used for conversion will be the average of the quoted exchange rates between the Australian Dollar and the Singapore Dollar selected by a SingTel Director prevailing over the five market days immediately preceding the Books Closure Date.

10. Where are the funds coming from?

The capital reduction will be financed by the Group's existing cash generated from the business operations and short-term investments.

The SingTel Directors are of the opinion that the cash distribution under the capital reduction of approximately S$2.3 billion is in excess of the Group's needs and there are sufficient resources to fund the near-term operating and investment needs of the Group.

11. Will I have to pay tax on proceeds from the capital reduction?

The tax implications of the capital reduction to you will vary depending on your specific circumstances such as your income bracket and the nature of your holdings.

Generally, for most shareholders in Singapore, the proceeds are likely to be regarded as capital in nature and capital gains are not taxable in Singapore. Relevant Shareholders are generally not subject to Singapore tax on a return of capital unless they are traders in securities, or have classified their investments as trading stocks, marketable securities or short-term investments or did not have the intention to hold their SingTel shares as long-term investments.

For shareholders resident in Australia who are holding SingTel shares or CUFS on capital account, that is, not on revenue account or as a trading stock or with a profit-making intention, the Australian Tax Office has confirmed that the proposed capital reduction will not be treated as a dividend distribution for Relevant Shareholders in relation to each Share or CUFS cancelled. Any gain may, however, be subject to Australian capital gains tax. This general description is not directed to Relevant Shareholders who acquired their Shares or CUFS pursuant to SingTel share option schemes or performance share plans.

The above statements should not be regarded as advice on the tax position of any shareholder, and shareholders should consult their own professional advisers based on their specific circumstances.

12. How does the capital reduction affect the Company's franking credits accumulated under Section 44 of the Income Tax Act?

There are no changes to SingTel's franking credits as the capital reduction is made from SingTel's contributed capital and not from its section 44 balance.

13. How will I know how many SingTel shares I will end up with after the capital reduction?

Shareholders will be notified of their shareholdings in the company after the capital reduction is effective. Group A and ST2 shareholders will be notified by CPF of the number of shares held after the capital reduction. New holding statements will be issued to holders of CUFS, reflecting the number of shares attributable to such CUFS which are cancelled pursuant to the capital reduction.

14. For shareholders who end up with odd lots after the share cancellation, are there special arrangements with brokers to reduce minimum brokerage fees?

Under the proposed capital reduction, the resultant number of shares held by shareholders following the cancellation will be rounded up (where applicable) to the nearest multiple of 10 shares, which is the minimum trading board lot on SGX-ST. This is intended to minimise (where possible) holdings of less than multiples of 10 shares.

SingTel has made special arrangements with DBS Vickers Securities (Singapore) Pte Ltd and UOB KayHian Pte Ltd to reduce their minimum brokerage fees for trades in odd lots of up to 999 SingTel shares from S$40 to S$10 (excluding GST and SGX-ST clearing and access fees) per contract. This arrangement will be valid for a period of four weeks from the date on which "ex" trading is expected to commence (tentatively, 30 August 2006 to 30 September 2006). During this period, shareholders will enjoy the concessionary brokerage fees when they trade their odd lots of up to 999 shares with a view to either rounding up or down their shareholdings to multiples of board lots of 10, 100 or 1,000 SingTel shares.

15. Under the special arrangement for trading of odd lots, what is the commission payable if I trade odd lots of more than 999 SingTel shares, such as 1,001 shares?

In this case, the commission payable follows the normal rates chargeable by the broker, and is subject to a minimum of S$40 (excluding GST and SGX-ST clearing and access fees) per contract.



Class Ruling

Income tax: proposed capital reduction: Singapore Telecommunications Limited

Contents | Para

This publication provides you with the following level of protection:

This publication (excluding appendixes) is a public ruling for the purposes of the *Taxation Administration Act 1953*.

A public ruling is an expression of the Commissioner's opinion about the way in which a relevant provision applies, or would apply, to entities generally or to a class of entities in relation to a particular scheme or a class of schemes.

If you rely on this ruling, we must apply the law to you in the way set out in the ruling (or in a way that is more favourable for you if we are satisfied that the ruling is incorrect and disadvantages you, and we are not prevented from doing so by a time limit imposed by the law). You will be protected from having to pay any underpaid tax, penalty or interest in respect of the matters covered by this ruling if it turns out that it does not correctly state how the relevant provision applies to you.

What this Ruling is about

1. This Ruling sets out the Commissioner's opinion on the way in which the relevant provision(s) identified below apply to the defined class of entities, who take part in the scheme to which this Ruling relates.

Relevant provision(s)

2. The relevant provisions dealt with in this Ruling are:

- subsection 6(1) of the *Income Tax Assessment Act 1936* (ITAA 1936);
- subsection 44(1) of the ITAA 1936;
- section 45A of the ITAA 1936;
- section 45B of the ITAA 1936; and
- section 45C of the ITAA 1936.

All legislative references in this Ruling are to the ITAA 1936 unless otherwise indicated.

Class of entities

3. The class of entities to which this Ruling applies are:

(a) Australian resident entities that hold ordinary shares in Singapore Telecommunications Limited ('SingTel') which are listed on the Singapore Stock Exchange ('SGX') in Singapore dollars; and

(b) Australian resident entities that hold CHESS Units of Foreign Securities ('CUFS'), representing beneficial ownership of ordinary SingTel shares on a one-for-one basis, which are listed on the Australian Stock Exchange ('ASX') in Australian dollars ('CUFS Holders'),

who receive distributions under the capital reduction described in paragraphs 15 to 28 of this Ruling.

4. Entities include individuals, bodies corporate, bodies politic, partnerships, any other unincorporated associations or bodies of persons, trusts, superannuation funds.

5. The above class of persons are collectively referred to in this Ruling as 'Australian Participants'. SingTel shares and SingTel CUFS are collectively referred to in this Ruling as 'SingTel Interests'.

6. This Ruling deals with whether the payment to Australian Participants is a dividend. It does not deal with the capital gains tax consequences of the share cancellation.

Qualifications

7. The class of entities defined in this Ruling may rely on its contents provided the scheme actually carried out is carried out in accordance with the scheme described in paragraphs 15 to 28 of this Ruling.

8. If the scheme actually carried out is materially different from the scheme that is described in this Ruling, then:

- this Ruling has no binding effect on the Commissioner because the scheme entered into is not the scheme on which the Commissioner has ruled; and
- this Ruling may be withdrawn or modified.

Date of effect

10. This Ruling applies to the income year ended 30 June 2007. However, the Ruling does not apply to taxpayers to the extent that it conflicts with the terms of settlement of a dispute agreed to before the date of issue of the Ruling. Furthermore, the Ruling only applies to the extent that:

- it is not later withdrawn by notice in the *Gazette*; or
- the relevant provisions are not amended.

11. If this Class Ruling is inconsistent with a later public or private ruling, the relevant class of entities may rely on either ruling which applies to them (item 1 of subsection 357-75(1) of Schedule 1 to the *Taxation Administration Act 1953* (TAA)).

12. If this Class Ruling is inconsistent with an earlier private ruling, the private ruling is taken not to have been made if, when the Class Ruling is made, the following two conditions are met:

- the income year or other period to which the rulings relate has not begun; and
- the scheme to which the rulings relate has not begun to be carried out.

13. If the above two conditions do not apply, the relevant class of entities may rely on either ruling which applies to them (item 3 of subsection 357-75(1) of Schedule 1 to the TAA).

Withdrawal

14. This Ruling is withdrawn and ceases to have effect after 30 June 2007. However, the Ruling continues to apply after its withdrawal in respect of the relevant provisions ruled upon, to all entities within the specified class who entered into the specified scheme during the term of the Ruling, subject to there being no change in the scheme or in the entities involved in the scheme.

Scheme

15. The scheme that is the subject of the Ruling is described below. This description is based on, and includes reference to, the following documents:

- The application for a Class Ruling dated 15 June 2006;
- Copies of the News Release and the announcement to the SGX and ASX by SingTel dated 4 May 2006 of the proposed capital reduction; and
- Extracts from SingTel's summary financial report for the year ended 31 March 2006.

Note: Certain information received from SingTel has been provided on a commercial-in-confidence basis and will not be disclosed or released under the Freedom of Information legislation.

16. SingTel is a company incorporated under the Singapore Companies Act and is listed on the SGX. On 4 May 2006, SingTel announced its intention to undertake a capital reduction (the SingTel Capital Reduction). At the time of the issue of this Ruling, implementation of the SingTel capital reduction was still subject to the approval of shareholders at an Extraordinary General meeting to be held in July 2006 and thereafter by the High Court of Singapore. If all approvals are given, the SingTel Capital Reduction is expected to be paid by the end of September 2006.

17. SingTel operates various communications businesses. The SingTel Capital reduction will be financed from short-term investments, cash on deposit, and cash and bank balances of SingTel and its subsidiaries. SingTel proposes to distribute cash of approximately S$2.3 billion in the form of a return of capital to its shareholders as part of its capital management strategy.

18. Under the proposed SingTel Capital Reduction, SingTel intends to cancel approximately 835 million ordinary shares (or about 5% of SingTel's total issued share capital of 16.7 billion ordinary shares, as at 28 April 2006). There are no other classes of share on issue.

19. The SingTel Capital Reduction will result in distributions to about 30,000 CUFS Holders in Australia and to some holders of SingTel shares who are residents of Australia for income tax purposes. The CUFS Holders' interests represent approximately 2.78% of SingTel's issued shares.

20. Shareholders who hold or own less than 20 SingTel shares as at the Books Closure Date will not be subject to, and their SingTel shares will not be cancelled pursuant to, the SingTel Capital Reduction.

21. SingTel also proposes to pay a final gross dividend in relation to the year ended 31 March 2006 totalling S$1.7 billion which, if approved, will be paid before the SingTel Capital Reduction. SingTel confirms that payment of the final dividend is not conditional on shareholder's approval of the SingTel Capital Reduction.

22. Under the proposed SingTel Capital Reduction, and subject to a rounding-up rule, one SingTel share will be cancelled for every 20 SingTel shares owned by shareholders as at a date to be determined by the SingTel Directors (referred to as the 'Books Closure Date'). The resultant number of SingTel shares that would have been held by each shareholder following the proposed cancellation of SingTel shares will be rounded up (where applicable) to the nearest multiple of 10 SingTel shares.

23. For each SingTel share cancelled, shareholders will receive a distribution of S$2.74 ('the Distribution') based on the average closing prices of SingTel shares traded on the SGX from 24 April 2006 to 28 April 2006 (both dates inclusive). The equivalent amount in Australian Dollars, at a foreign exchange rate to be determined by SingTel Directors, will be paid to CUFS Holders.

24. SingTel has stated that the purpose of the SingTel Capital Reduction is to optimise SingTel's capital structure by achieving a right mix of debt and cash, and to enhance shareholders' value by increasing its return on equity from 20.6% to 23.3%% (earnings per share is expected to improve by 5.3%).

25. Further, there should not be any dilution for SingTel shareholders as their proportionate ownership and voting rights will remain substantially unchanged.

26. All of the SingTel Capital Reduction will be accounted for by debiting SingTel's share capital account. Following an amendment to the Singapore Companies Act (with effect from 30 January 2006) pursuant to which the 'par value' concept was abolished, all amounts standing to the credit of SingTel's share premium account and capital redemption reserve became part of its share capital.

27. SingTel confirms that apart from the effect described at paragraph 26 of this Ruling, there have not been any transfers to the share capital account. That is, the share capital account only contains capital received by SingTel on the issue of its shares as well as premiums received on the issue of shares which were previously standing to the credit of the share premium account.

28. Shareholders' equity disclosed in SingTel's audited Balance Sheet as at 31 March 2006 is as follows:

Shareholders' Equity	$S million
Share capital	4,775
Revenue and other reserves	9,549
Total equity	14,324

Ruling

Is the Distribution a dividend as defined in subsection 6(1)?

29. The distribution pursuant to the SingTel Capital Reduction will not be a dividend as defined in subsection 6(1).

The application of sections 45A, 45B and 45C to the SingTel Capital Reduction

30. The Commissioner will not make a determination (under sections 45A or 45B) that section 45C applies to the SingTel Capital Reduction. Accordingly, no part of the Distribution will be taken to be a dividend for income tax purposes under section 45C.

Commissioner of Taxation
28 June 2006

Appendix 1 – Explanation

This Appendix is provided as information to help you understand how the Commissioner's view has been reached. It does not form part of the binding public ruling.

Dividends

31. Subsection 44(1) includes in a shareholder's assessable income any dividends, as defined in subsection 6(1), paid to the shareholder out of profits derived by the company from any source (if a resident of Australia) and from an Australian source (if non-resident).

32. The term 'dividend' in subsection 6(1) includes any distribution made by a company to any of its shareholders. However, later paragraphs in this subsection exclude certain items from being a dividend for income tax purposes.

33. Relevantly, the specific exclusion in paragraph 6(1)(d) of the definition of 'dividend' provides:

> money paid or credited by a company to a shareholder or any other property distributed by a company to shareholders (not being moneys or other property to which this paragraph, by reason of subsection 6(4), does not apply or moneys paid or credited, or property distributed for the redemption or cancellation of a redeemable preference share), where the amount of the moneys paid or credited, or the amount of the value of the property, is debited against an amount standing to the credit of the share capital account of the company.

34. The Distribution will be debited against SingTel's share capital account. There have been no transfers into SingTel's share capital account as defined in section 6D from any of SingTel's other accounts. Therefore, paragraph 6(1)(d) of the definition of 'dividend' applies and the Distribution will not constitute a dividend.

Anti-avoidance provisions

35. Sections 45A and 45B are two anti-avoidance provisions which, if they apply, allow the Commissioner to determine that all or part of a distribution is treated as an unfrankable dividend that is paid by the company out of profits to the shareholder.

Section 45A – streaming of dividends and capital benefit

36. Section 45A applies in circumstances where capital benefits are streamed to advantaged shareholders who would, in the year of income in which the capital benefits are provided, derive a greater capital benefit than the other shareholders (the disadvantaged shareholders) who would receive dividends.

37. SingTel will provide the Australian Participants with a 'capital benefit' (as defined in paragraph 45A(3)(b)), and the capital benefit is to be provided to the Australian Participants in direct proportion to their individual shareholding. However the circumstances of the SingTel Capital Reduction indicate that there is no 'streaming' of capital benefits to some shareholders and not to other shareholders. Accordingly, section 45A will not apply to the Distribution, and the Commissioner will not make a determination under subsection 45A(2) that section 45C applies to the Distribution.

Section 45B – schemes to provide capital benefits in substitution for dividends

38. Section 45B applies where certain amounts of a capital nature are provided to shareholders in substitution for dividends.

39. Subsection 45B(2) sets out the conditions under which the Commissioner will make a determination under subsection 45B(3) that section 45C applies. These conditions are that:

(a) there is a scheme under which a person is provided with a capital benefit by a company;

(b) under the scheme a person (the relevant taxpayer), who may or may not be the person provided with the capital benefit, obtains a tax benefit; and

(c) having regard to the relevant circumstances of the scheme, it would be concluded that the person, or one of the persons, entered into or carried out the scheme or any part of the scheme did so for a purpose (whether or not the dominant purpose but not including an incidental purpose) of enabling a taxpayer to obtain a tax benefit.

40. The SingTel Capital Reduction is a 'scheme' within the broad meaning of that term.

41. The Australian Participants will be 'provided with a capital benefit' as defined in subsection 45B(2) under the SingTel Capital Reduction. The definition includes a distribution of share capital.

42. A shareholder 'obtains' a 'tax benefit', as defined in subsection 45B(9), where:

- the amount of tax payable; or
- any other amount payable under the ITAA 1936 or the *Income Tax Assessment Act 1997* (ITAA 1997),

by the taxpayer would, apart from the operation of section 45B:

- be less than the amount that would have been payable; or
- be payable at a later time than it would have been payable,

if the capital benefit had instead been a dividend.

43. As an Australian Participant will be subject to income tax on the distribution under the CGT provisions in Part 3-1 of the ITAA 1997, the tax payable on the Distribution will be less than if the Distribution were a dividend. An Australian Participant will therefore obtain a tax benefit within the meaning conveyed by subsection 45B(9) of the ITAA 1936.

44. Although the conditions of paragraphs 45B(2)(a) and 45B(2)(b) are satisfied, it cannot reasonably be concluded that there is a more than incidental purpose of enabling the Australian Participants to obtain a tax benefit by SingTel carrying out the SingTel Capital Reduction.

45. With respect to the 'relevant circumstances' in section 45B(8), the following observations can be made. It is evident from an examination of the audited balance sheet of SingTel that SingTel has significant amounts of retained earnings relative to share capital. Further, SingTel carried out a similar capital return amounting to some S$3.0 billion in September 2004. In addition, the interests of shareholders before and after the proposed SingTel Capital reduction would largely remain the same.

46. Weighing against such factors, in concluding that the requisite degree of purpose under paragraph 45B(2)(c) is not present, is the fact that the Australian Participants combined hold a relatively small proportion of the equity in SingTel – less than 3% of the issued share capital. It therefore can reasonably be concluded that any purpose of enabling an Australian Participant to obtain a tax benefit from the distribution would be merely incidental to the purposes of the SingTel Capital Reduction. Accordingly, the Commissioner will not make a determination under subsection 45B(3) that section 45C applies to the Distribution.

Section 45C – deeming dividends to be paid where determination made under sections 45A or 45B

47. As the Commissioner will not make a determination under subsection 45A(2) or subsection 45B(3) in relation to the scheme as described, section 45C will not apply.

Appendix 2 – Detailed contents list

48. The following is a detailed contents list for this Ruling:

References

Previous draft:

Not previously issued as a draft

Subject references:

- capital reduction
- return of share capital
- share cancellation

Legislative references:

- Copyright Act 1968
- ITAA 1936 6(1)
- ITAA 1936 6(1)(d)
- ITAA 1936 6(4)
- ITAA 1936 6D
- ITAA 1936 44(1)
- ITAA 1936 45A
- ITAA 1936 45A(2)
- ITAA 1936 45A(3)(b)
- ITAA 1936 45B
- ITAA 1936 45B(2)
- ITAA 1936 45B(2)(a)
- ITAA 1936 45B(2)(b)
- ITAA 1936 45B(2)(c)
- ITAA 1936 45B(3)
- ITAA 1936 45B(8)
- ITAA 1936 45B(9)
- ITAA 1936 45C
- ITAA 1936 318
- ITAA 1997 Pt 3-1
- TAA 1953
- TAA 1953 Sch 1 357-75(1)

ATO references

NO: 2006/10104
ISSN: 1445-2014
ATOlaw topic: Income Tax ~~ Return of capital

Lorinda Leung

From: Lim Li Ching
Sent: Friday, June 30, 2006 5:19 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, June 30, 2006 5:18:59 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00053
Submission Date & Time :: 30-Jun-2006 17:18:20
Broadcast Date & Time :: 30-Jun-2006 17:18:59
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/06/2006

TIME: 19:28:48

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Capital Reduction

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, June 30, 2006 5:29 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 348605.pdf



348605.pdf (143 KB)

ASX confirms the release to the market of Doc ID: 348605 as follows:
Release Time: 30-Jun-2006 19:28:44
ASX Code: SGT
File Name: 348605.pdf
Your Announcement Title: Capital Reduction